CUSIP No. 190632109	Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Coastway Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

190632109
(CUSIP Number)

Clover Partners, L.P.
100 Crescent Court, Suite 575
Dallas, TX  75201
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

January 8, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 190632109	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON MHC Mutual Conversion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 370,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 370,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 190632109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN, IA

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 190632109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Clover Partners Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 190632109	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Johnny Guerry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 190632109	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Mike I. Shafir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON IN

*
The Reporting Persons (as defined herein) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act (as defined herein) and may be deemed to beneficially own the Common Stock (as defined herein) owned by the other Reporting Persons.  The share amounts reported above do not reflect any Common Stock the Reporting Persons may be deemed to be beneficially owned as a result of membership in a “group” and each of the Reporting Persons expressly disclaim such membership.

CUSIP No. 190632109	Page 7 of 12 Pages

SCHEDULE 13D

This amended Schedule 13D (this “Schedule 13D”) is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Partners Management, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Johnny Guerry, the managing partner of Clover (collectively, the “MHC Mutual Conversion Fund Group”), relating to common stock ($0.01 par value) (the “Common Stock”) of Coastway Bancorp, Inc., a Maryland corporation (the “Issuer” or the “Company”).

Specifically, this Schedule 13D relates to Common Stock of the Issuer purchased by the GP through the account of the Fund.  The Fund may direct the vote and disposition of the 370,100 shares of Common Stock it holds directly.  The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 370,100 shares of Common Stock held by the Fund.  Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 370,100 shares of Common Stock held by the Fund.  As the managing partner of Clover, Mr. Guerry may direct the vote and disposition of the 370,100 shares of Common Stock held by the Fund.

This Schedule 13D is also being filed on behalf of Mike I. Shafir.  Mr. Shafir beneficially owns in the aggregate 3,750 shares of the Common Stock.

By virtue of the MHC Mutual Conversion Fund Group and Mr. Shafir coordinating their activities with regard to a potential proxy contest, as reflected in the attached Notice of Intent to Nominate Directors, dated December 22, 2017, the MHC Mutual Conversion Fund Group and Mr. Shafir may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Shafir is an employee of Clover Partners, L.P.  The MHC Mutual Conversion Fund Group expressly disclaims beneficial ownership of securities held by Mr. Shafir, and Mr. Shafir expressly disclaims beneficial ownership of securities held by the MHC Mutual Conversion Fund Group.

Item 1.	Security and Issuer

Securities acquired:	Common Stock, par value $0.01 per share

Issuer:	Coastway Bancorp, Inc. One Coastway Blvd. Warwick, Rhode Island 02886

Item 2.	Identity and Background

(a)-(b)            This Schedule 13D is jointly filed by the Fund, the GP, Clover, Mr. Guerry, and Mr. Shafir.  Because Mr. Guerry is the managing partner of Clover, which is the general partner of the GP (with Mr. Guerry, the Fund and Clover hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all of the Common Stock held by the Fund.

CUSIP No. 190632109	Page 8 of 12 Pages

Each of the persons identified in this Schedule 13D is sometimes referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D.

The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c)            The principal occupation of Mr. Guerry is serving as the managing partner of Clover.  The principal business of Clover is acting as the general partner of the GP.  The principal business of the GP is investment management.  The principal business of the Fund is investing in securities.

Mr. Shafir is an employee of Clover Partners, L.P., and is responsible for generating investment ideas in both the general banking and MHC conversion sectors.

(d)            During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Fund, the GP and Clover are organized under the laws of the State of Texas.  Each of Mr. Guerry and Mr. Shafir is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of the date of this Schedule 13D, the Fund had invested $6,815,089 (inclusive of brokerage commissions) in Common Stock of the Issuer.  The source of these funds was the working capital of the Fund.

As of the date of this Schedule 13D, Mr. Shafir had invested $61,829 (inclusive of brokerage commissions) in Common Stock of the Issuer.  The source of these funds was personal investment capital.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes.  The intent of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

Consistent with its investment purpose, the Reporting Persons may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

CUSIP No. 190632109	Page 9 of 12 Pages

Mr. Shafir has notified the Company that he intends to nominate himself and Mr. David Verlander for election to the Board of Directors of the Company at the 2018 Annual Meeting of Shareholders on the WHITE proxy card.  A copy of the Notice of Intent to Nominate Directors, dated December 22, 2017, is attached hereto as Exhibit 99.2 to this Schedule 13D.  This Notice of Intent to Nominate Directors was resubmitted to the Company on January 8, 2017, without changes, to ensure that the Company had a fully executed version of the Notice.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The MHC Mutual Conversion Fund Group beneficially owns 370,100 shares of Common Stock, which represents 8.4% of the Issuer’s outstanding shares of Common Stock.  The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by the MHC Mutual Conversion Fund Group as set forth in this Schedule 13D, by (ii) the 4,392,441 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017.

The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 370,100 shares of Common Stock and the power to dispose of the 370,100 shares of Common Stock held in the Fund.  Clover, in its capacity as general partner of the GP and Mr. Guerry, as the managing partner of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

Mr. Shafir beneficially owns in the aggregate 3,750 shares of the Common Stock, over which he has sole voting and dispositive power.

(c)            The Fund effected the following transactions in the Common Stock within the past sixty days (this table is restated from the amended Schedule 13D filed on December 22, 2017 to reflect that the transactions were sale transactions):

Date	Number of Shares (Sold)	Price Per Share	Where and How Transaction Effected
12/12/2017	(10,000)	$21.05	Open Market
12/13/2017	(50,000)	$21.00	Open Market

CUSIP No. 190632109	Page 10 of 12 Pages

The filing of this Schedule 13D shall not be construed as admission that the GP, Clover, or Mr. Guerry is for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any of the 370,100 shares of Common Stock owned by the Fund.  Pursuant to Rule 13d-4, the GP, Clover, and Mr. Guerry disclaim all such beneficial ownership.

Mr. Shafir has not effected any transactions in the Common stock within the past sixty days.

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With respect to the Fund, GP is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Shafir has notified the Company that he intends to nominate himself and Mr. David Verlander for election to the Board of Directors of the Company at the 2018 Annual Meeting of Shareholders on the WHITE proxy card.  The Fund will reimburse the nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the Annual Meeting.  To Mr. Shafir’s knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company.  To Mr. Verlander’s knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company.  Mr. Verlander does not own any shares of Common Stock, directly or indirectly.  None of the nominees is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 190632109	Page 11 of 12 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1
Joint Filing Agreement by and among the Reporting Persons.  [Attached as Exhibit 99.1 to the amended Schedule 13D filed with the Securities and Exchange Commission on December 22, 2017, and incorporated herein by reference.]

Exhibit 99.2	Notice of Intent to Nominate Directors, dated December 22, 2017.

CUSIP No. 190632109	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2018

MHC Mutual Conversion Fund, L.P. By: Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ Johnny Guerry Name: Johnny Guerry Title: Managing Partner
Clover Partners, L.P. By: Clover Partners Management, L.L.C., general partner By: /s/ Johnny Guerry Name: Johnny Guerry Title: Managing Partner
Clover Partners Management, L.L.C. By: /s/ Johnny Guerry Name: Johnny Guerry Title: Managing Partner
/s/ Johnny Guerry Johnny Guerry
/s/ Mike I. Shafir Mike I. Shafir